

September 10, 2010

Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

> **Re:** **Solar Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed May 12, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 23, 2010**
> **File No. 1-34438**

Dear Mr. Klamka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

General

1. It appears throughout your filing that many disclosures have not been updated from previous filings. For example, on page three in the last paragraph you discuss results of the years ended December 31, 2007 and 2008. On page five, you discuss your offering in the future tense and refer readers to the Dilution section which does not appear in this document. On pages 6 and 7 you refer to the offering in the future tense. In future

filings, please insure that you update your disclosures for the current report you are preparing.

Financial Statements, page 11

Report of the Independent Registered Public Accounting Firm, page F-1

2. The current audit report states the accounting firm's name but does not include a conformed signature. Please confirm to us that you received a signed report from your auditors. Please ensure that audit reports included in future filings include a conformed signature. Refer to Rule 302 of Regulation S-T.

Item 8A. Controls and Procedures, page 11

3. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

   If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

   In performing your evaluation, you may find the following documents helpful:

   - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

   - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

   - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the quarter ended March 31, 2010

Exhibit 32.1

4. We note your certification under Exhibit 32.1. In future filings, please ensure this certification refers to the correct report and the correct period. Specifically, your certification refers to Form 10-QSB instead of Form 10-Q, and it refers to the quarter ended March 31, 2009 instead of the quarter ended March 31, 2010.

Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010

Exhibit 31.1

5. We note your certification under Exhibit 31.1. In future filings, please revise the certification to include the language exactly as it appears in Item 601(b)(31) of Regulation S-K. In this respect, we note that the opening line of the certification includes the title of the certifying individual, which is not permitted as the certifications must be made in an individual capacity. Additionally, you have referred to this report as a quarterly report on Form 10-QSB instead of Form 10-Q, and you have modified the language of paragraph 4 to exclude the design of internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief